Item 77D: 	Deutsche Massachusetts Tax-Free
Fund (a series of Deutsche State Tax-
Free Income Series)

Effective December 18, 2015, the principal investment strategy of the Fund with regard to derivatives has added proceeds received through tender option bond transactions:

Derivatives. Portfolio management generally may use interest rate swaps, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), to manage the duration of the investment portfolio
(i.e., reducing or increasing the sensitivity of the fund's port- folio to interest rate changes). Portfolio management may also use tender option bond transactions to seek to enhance potential gains.

The fund may leverage its assets through the use of proceeds received through tender option bond transactions. In a tender option bond transaction, the fund transfers fixed-rate long- term municipal bonds into a special purpose entity (a "TOB
Trust"). A TOB Trust typically issues two classes of beneficial interests: short-term floating rate interests ("TOB Floaters"), which are sold to third party investors, and residual inverse floating rate interests ("TOB Inverse Floater Residual
Interests"), which are generally held by the fund.

The fund may also use various types of derivatives
(i) for hedging; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.